LPBP Inc.
Financial Statements
July 31, 2011
(Unaudited)

Notice to Reader:

The accompanying unaudited financial statements of LPBP Inc. for the period ended July 31, 2011 have been prepared by management and approved by the Audit Committee of the Company. These statements have not been audited or reviewed by the Company’s independent auditors.

Sincerely,

/s/ John Anderson

John Anderson
CFO
September 16, 2011

Statements of Financial Position
[Unaudited]

As at	July 31	October 31
[Thousands of Canadian dollars]	2011	2010
Assets
Cash	$255	$73
Income taxes receivable	-	191
Total assets	$255	$264

Liabilities and Shareholders’ Equity
Accounts payable and accrued liabilities [note 4]	$2	$25
Income tax payable	91	-
	93	25
Shareholders’ equity [note 2]
Common shares – Class A
Common shares – Class B	273	273
Deficit	(111)	(34)
	162	239
Total liabilities and shareholders’ equity	$255	$264
The accompanying notes form an integral part of these interim financial statements.

On behalf of the Board of Directors:
___/s/ Peter Dans”__________________	____/s/ Neil Gotfrit_________________________
G. PETER DANS Chairman of the Board and Director	NEIL GOTFRIT Director

 LPBP Inc. Interim Report JULY 31, 2011
[unaudited]

Statements of Income (loss) and Comprehensive Income (loss)
[Unaudited]

	Three months ended July 31		Nine months ended July 31
[Thousands of Canadian dollars, except per share amounts]	2011	2010	2011	2010

General and administration	$(26)	$(63)	$(77)	$(350)
Loss before income taxes	(26)	(63)	(77)	(350)
Income taxes –current	0	45	0	127
Net loss and comprehensive loss	$(26)	$(18)	$(77)	$(223)
Earnings per share, basic and diluted [note 4]	$-	$-	$-	$-
The accompanying notes form an integral part of these interim financial statements.

Statements of Retained Earnings (Deficit)
[Unaudited]
	Three months ended July 31		Nine months ended July 31
[Thousands of Canadian dollars]	2011	2010	2011	2010

Retained earnings (deficit), beginning of period	$(85)	25	(34)	230
Net loss and comprehensive loss	(26)	(18)	(77)	(223)
Retained earnings (deficit), end of period	$(111)	7	(111)	7

The accompanying notes form an integral part of these interim financial statements.

Statements of Cash Flows
[Unaudited]

	Three months ended July 31		Nine months ended July 31
[Thousands of Canadian dollars]	2011	2010	2011	2010
Operating activities
Net loss for the period	$(26)	(18)	(77)	(223)

Changes in non-cash working capital balances relating to operations:
Prepaid expenses	-	42	-	108
Accounts payable and accrued liabilities	(24)	-	(23)	(67)
Income taxes receivable/payable	282	(44)	282	(127)
	232	(2)	182	(86)

Net increase (decrease) in cash position during the period	232	(20)	182	(309)
Cash position, beginning of period	23	102	73	391
Cash position, end of period	$255	82	255	82

The accompanying notes form an integral part of these interim financial statements.

Notes to Financial Statements
[unaudited]
[All amounts in thousands of Canadian dollars, except where noted]

1.	Summary of Significant Accounting Policies

These unaudited interim financial statements of LPBP Inc. have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and follow the same accounting policies and methods of application disclosed in the Company’s 2010 audited financial statements for the year ended October 31, 2010.  These interim financial statements should be read in conjunction with the Company’s audited financial statements for the year ended October 31, 2010 as these interim financial statements do not include all of the disclosures in the audited financial statements.

2.	Basis of Presentation

Effective May 1, 2004, LPBP Inc. (“LPBP” or the “Company” and which was previously named Hemosol Inc.) entered into an agreement with Nordion Inc. (“Nordion” and which was previously named MDS Inc.) which resulted in a reorganization of the Company’s business (the “Blood Products Business”) and the Ontario clinical laboratories services business (“Labs LP”) of Nordion pursuant to a plan of arrangement (the “Arrangement”) under Section 182 of the Business Corporations Act (Ontario). After the arrangement, shareholders, other than Nordion, hold 0.44% of the equity shares and 52.5% of the voting shares of the Company. Nordion, a related party, holds 99.56% of the equity shares of the Company and 47.5% of the voting shares of the Company.

On October 4, 2006, Nordion agreed to sell its Canadian diagnostics business in a transaction valued at $1.3 billion. Nordion’s Canadian diagnostics business included its general partnership interest in the business of Labs LP. To effect this transaction, MDS Laboratory Services Inc. (“MDS Labs”), the general partner of Labs LP, proposed the sale by Labs LP of the business and assets associated with the labs business (the “Partnership Sale”). The Company was the sole limited partner of Labs LP and was entitled to receive 99.99% of the net income of Labs LP.

On February 23, 2007, the Partnership Sale was completed whereby Labs LP sold its assets for gross proceeds of approximately $756 million with a net gain of approximately $691 million.  As a result of the Partnership Sale, Labs LP was dissolved.  Due to this dissolution, certain assets owned by Labs LP, including cash of approximately $156 million were transferred in February 2007 to be held by Nordion in trust for the benefit of the Company.  The Company was entitled to the funds held by Nordion to fund its day- to -day operations including the payment of income taxes. During 2009, the remaining balance of funds held by Nordion was remitted to the Company, so no amount was being held by Nordion at July 31, 2011.

3.	Share Capital

Authorized
Unlimited number of Class A Shares, without par value; one vote per share, with limited issuance subsequent to May 2004.

Unlimited number of Class B Non-Voting Shares

Summary of Issued Share Capital:
(Number of shares in thousands)	Common Shares
	Number	July 31, 2011	October 31 2010
Shares Issued – Class A Shares Issued – Class B	94,468 11,134,649	- 273	- 273
Closing balance	11,229,117	273	273

During the nine months ended July 31, 2011 and 2010, the Company did not repurchase or cancel any issued shares.

4.	Earnings per Share

The weighted average number of shares for all periods is 11,229,117,000.  The basic and diluted earnings per share for each of the three months ended July 31, 2011 and 2010 were negligible.

5.	Related Party Transactions

Nordion is a related party of the Company and the transactions with Nordion and its affiliates are in the normal course of business and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.  Periodically Nordion will pay expenses on behalf of the Company and be reimbursed at a later date.  As at July 31, 2011, amounts owed to Nordion and included in accounts payable and accrued liabilities were nil (nil for the period ended July 31, 2010).